Exhibit 10.1

September 19, 2013

Mr. Edward O. Handy, III
10 Fox Run
East Greenwich, RI 02818

Dear Ned,
I am very pleased to offer you a key executive position on the Washington Trust management team. This letter will confirm the terms of our employment offer.
I. Title, Position and Salary
Upon hire, you will be named President and Chief Operating Officer of The Washington Trust Company and of Washington Trust Bancorp, Inc. You will be responsible for managing Commercial Lending, Retail Lending, Retail Banking, Marketing, and Technology.
The salary will be $7,403.85 per week (paid on a biweekly basis), which is the annual equivalent of $385,000. You will be eligible for a salary review on January 1, 2015.
II. One-Time Signing Bonus and Equity Grant
In recognition that you are forfeiting bonus and equity compensation with your current employer to join Washington Trust, we have agreed to provide a one-time signing bonus of $100,000 to be paid at the end of January 2014.
On your first date of employment, you will be granted 3,500 Restricted Stock Units of Washington Trust Bancorp, Inc. You will be eligible for dividend equivalents payable in the same manner and at the same time as dividends paid to our shareholders. This grant will become vested on the five year anniversary of your first date of employment.
III. Incentive Compensation
You will be eligible to participate in the Annual Performance Plan beginning in 2014 (payable in early 2015). Your target bonus payment will be 40% of your eligible plan compensation. Plan payments are based on corporate performance (return on equity, net income, and earnings per share) and an assessment of your individual performance. The allocations to corporate and individual performance are 70% and 30%, respectively.
IV. Equity Compensation
You will be eligible for equity grants in such number, at such times, and on such terms as may be approved by the Compensation Committee of the Board of Directors, in its sole discretion. Generally, these grants occur annually with a target value similar to your cash bonus opportunity, further modified for your individual performance. Grants may be subject to time-based or performance-based vesting, or a combination thereof, at the discretion of the Compensation Committee.
V. Welfare Benefits
You will be eligible for benefits under The Washington Trust Company Welfare Benefit Plan on the first day of the month following or coinciding with your first date of employment. This comprehensive benefit plan features medical, dental, life and long-term disability insurance, as well as medical reimbursement and dependent care reimbursement accounts.
VI. Retirement Plans
You will be eligible to participate in The Washington Trust Company 401(k) Plan effective on the first day of the quarter following or coinciding with your three-month anniversary. Under this Plan, you may contribute up to 25% of salary earnings, subject to an IRS dollar limit ($17,500 in 2013). The Plan also allows for catch-up contributions for participants who are age 50 or older ($5,500 in 2013). If you defer at least 5% of salary earnings, the Bank will make a matching contribution of 3%. In addition, you are eligible for a non-elective employer contribution of 4% of salary earnings, regardless of whether you choose to contribute to the Plan.

You are also eligible to participate in The Washington Trust Company Nonqualified Deferred Compensation Plan (“Nonqualified Plan”). This “401(k) mirror plan” accomplishes the following goals:

▪	Compensation Deferral: Allows you to defer up to 25% of salary and 100% of bonus to provide supplemental retirement and tax benefits.

▪
Restoration of Benefits Lost due to Qualified Plan Limits: Provides for payments of certain amounts that would have been contributed by the Bank under the 401(k) Plan (“excess employer contributions”), but for the deferral under the Nonqualified Plan and/or IRS limitations on annual compensation under qualified plans. Excess employer contributions would include matching contributions as well as the 4% non-elective contribution.

Employee and employer contributions to the Nonqualified Plan are credited with earnings/losses based on your selection of investment measurement options (publicly-traded mutual funds). Plan balances are protected under a rabbi trust agreement.
Employer contributions under both the qualified 401(k) Plan and the Nonqualified Plan will become vested after two years of service.
VII. Change in Control Agreement
You will enter into a Change in Control Agreement that, upon a change in control event, will provide two years of salary; bonus payment (based on the average bonus paid within the previous three years); and medical and dental benefit continuation. Benefits may be reduced to ensure that they do not exceed Section 280G limits, and therefore result in excise tax under Section 4999.
VIII. Miscellaneous

▪	You will accrue four weeks of vacation per calendar year beginning in 2014.

▪
You will be granted a car allowance of $500 per month that includes mileage. This payment is reported as income and subject to applicable taxes. In determining your taxable income, we may deduct actual business miles at the standard mileage rate.

▪	You will be reimbursed up to $8,000 annually for social club membership for the purpose of meeting with clients. This reimbursement is reported as income and subject to applicable taxes.

This offer of employment is subject to the successful completion of a criminal background check. While we hope that your employment relationship with the Bank will be rewarding and long-term, we recognize that either party is free to terminate this relationship at will in the future.
I am pleased to make this offer to you and look forward to welcoming you aboard. Please confirm your acceptance in writing by signing below and returning this letter to my attention. Please feel free to call me if you have any questions. Welcome to Washington Trust!

Sincerely,

/s/ Kristen L. DiSanto

Kristen L. DiSanto
Executive Vice President
Human Resources

I accept the terms of the above offer and agree to start my employment on November 18, 2013. I represent that I am not a party to any other agreement, including a non-solicitation, non-competition, or assignment agreement that might interfere with my full compliance with the terms and conditions of my employment with The Washington Trust Company or any of its subsidiaries.

/s/ Edward O. Handy, III        9/20/2013
Edward O. Handy, III        Date